 **Mitsubishi Corporation**
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8580 Fax:+81-3-3210-8583
E-mail: ml.ir@mitsubishicorp.com

May 14, 2003
Our ref. No. PI 008

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Financ
Mail Stop 3-7
Washington, D.C. 20549


03050560

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Consolidated Financial Results for the Year Ended March 31, 2003**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,



Yoshihiro Kuroi
Deputy General Manager
Investor Relations Office

dlw 5/20

<Major indices>		Year ending Mar.31,2004	Year ended Mar.31,2003	Increase or decrease	Year ended Mar.31,2002
Crude oil	(USD/BBL)	24.0	25.9	-1.9 (-7.3%)	22.0
Foreign exchange	(YEN/USD)	115.0	122.0	-7.0 (6% Yen appreciation)	125.0
Interest	(%)TIBOR	0.10	0.09	0.01 (+11%)	0.09

Results for Fiscal 2003 (Year Ended March 2003), and Outlook for Fiscal 2004 (US GAAP)

Consolidated Income

(Billions of Yen)	For the fiscal year ended Mar.31,2002	For the fiscal year ended Mar.2003 (UNAUDITED)	Gain (loss) on a year earlier		Outlook for the fiscal year ending Mar.2004	Gain (loss) on a year earlier	
Operating transactions	13,230.7	13,328.7	98.0	a	14,300.0	971.3	k
Gross profit	643.9	718.6	74.7 (+11.6%)	b	775.0	56.4 (+7.8%)	k
Selling, general & administrative expenses	(542.8)	(595.4)	(52.6)	c	(645.0)	(49.6)	
Provision for doubtful receivables	(32.9)	(22.6)	10.3	d	(10.0)	12.6	
Operating income	68.2	100.6	32.4 (+47.6%)		120.0	19.4 (+19.3%)	l
Interest expense — net	(11.8)	(14.0)	(2.2)	e	(20.0)	(6.0)	
Dividends	36.3	28.2	(8.1)	e	25.0	(3.2)	
Gain on marketable securities and investments — net	34.9	(43.1)	(78.0)	f	25.0	79.0	
Gain (loss) on property and equipment — net	(8.5)	(5.6)	2.9	g			
Other expenses	(19.6)	(5.3)	14.3	h			
Income from consolidated operations before income taxes	99.5	60.8	(38.7) (-38.9%)		150.0	89.2 (+146.7%)	m
Income taxes	(45.9)	(38.3)	7.6		(80.0)	(41.7)	
Minority interests in net income	(2.1)	(8.0)	(5.9)		(15.0)	(7.0)	
Equity in earnings of affiliated companies — net	8.8	39.7	30.9	i	45.0	5.3	
Cumulative effect of a change in accounting principle — net	0	8.1	8.1	j	0	(8.1)	
Net income	60.3	62.3	2.0 (+3.2%)		100.0	37.7 (+60.5%)	n

[For Reference]

	Mar.31,2002	Mar.2003	Gain (loss)	Mar.2004	Gain (loss)
Core earnings capabilities (*1)	134.4	177.1	42.7	180.0	2.9

(*1) Core earnings capabilities = Operating income (before the deduction of provision for doubtful receivables) + Interest expense-net + Dividends + Equity in earnings of affiliated companies-net

Assets and Liabilities

	Mar.31,2002	Mar.31,2003 (UNAUDITED)	Increase or decrease	Mar.31,2004	Increase or decrease
Total assets	8,146.3	8,097.9	(48.4)	8,000.0	(97.9)
(Current assets)	3,979.9	3,922.1	(57.8)	3,900.0	(22.1)
(Investments and non-current receivables)	2,705.5	2,510.0	(195.5)	2,400.0	(110.0)
(Property and equipment and other assets)	1,460.9	1,665.8	204.9	1,700.0	34.2
Total shareholders' equity	1,029.9	937.1	(92.8)	1,000.0	62.9
[For Reference]					
Interest bearing liabilities (*2)	4,239.8	3,912.9	(326.9)	3,800.0	(112.9)
Debt-to-equity ratio (Gross)	4.1	4.2	0.1	3.8	(0.4)
Debt-to-equity ratio (Net)	3.7	3.8	0.1	3.4	(0.4)

(*2) Interest bearing liabilities do not include "notes and bills discounted" and "impact of adopting FAS 133."

Cash Flows

	Mar.31,2002	Mar.31,2003	
Operating activities	161.6	270.3	Reflects strong cash flows from metal resources and food-related businesses, among others.
Investing activities	38.1	(24.4)	Reflects outflows by the acquisition of airplane leasing assets.
Free Cash Flow	199.7	245.9	
Financing activities	(129.6)	(282.7)	Strong cash flows from operating activities were used to reduce debt.
Increase/decrease of cash and cash equivalents	80.3	(46.4)	

[For Reference]

*1 Core earnings capabilities: The sum of recurring profit and expense items. This yardstick is used to measure Mitsubishi Corporation's ability to generate earnings.

*2 Interest-bearing liabilities: The portion of interest-bearing liabilities on the balance sheet representing funds procured that Mitsubishi Corporation is obliged to repay.

Summary of Fiscal 2003 Results

Overview

(1) Operating income reaches Y 100 billion
Operating income jumped about 50% to Y 100.6 billion on a 12% rise in gross profit, resulting from an upswing in overseas automobile operations and expansion in metal resources and food-related fields, as well as a decrease in provision for doubtful receivables. This was the first time in a decade, since fiscal 1993 at the end of the Japanese bubble, that operating income has exceeded Y 100 billion.

(2) Posted record core earnings
MC posted record core earnings of Y 177.1 billion, up 32%. This reflected the high operating income and a sharp increase in net equity in earnings of affiliated companies resulting from the absence of the prior-year one-time write-off of an impairment loss on equity method goodwill in Lawson, Inc. and a recovery in earnings at overseas automobile operations.

(3) Year on year increase in consolidated net income
While MC failed to achieve its original Y 85 billion target due to large write-offs of marketable securities available for sale, stemming from a stock market decline, the consolidated net income rose Y 2.0 billion to Y 62.3 billion, the third-highest level behind fiscal 2001 and fiscal 1991.

Major Year-on Year Changes

a. Operating transactions (Increased Y 98.0 billion)
The overall increase of Y 98.0 billion resulted from a recovery in market conditions for petrochemical products and expansion in the food-related fields. However, metals transactions decreased, as steel products operations were transferred to a new company Metal One (accounting for the three-months period from January through March 2003). In addition, lower volumes of crude oil and petroleum products brought down transactions in the energy business.

b. Gross profit (Increased Y 74.7 billion)
The sharp 12% increase of Y 74.7 billion reflected the recovery in overseas automobile operations and strong performances by subsidiaries involved in metal resources. The expansion of food-related operations through M&As and the consolidation of subsidiaries wholesaling food products to convenience stores also boosted gross profit.

c. SG&A expenses (Increased Y 52.6 billion)
These expenses rose 10% due to the consolidation of new subsidiaries in food-related operations. The increase was also due to higher early retirement and pension expenses.

d. Provision for doubtful receivables (Decreased Y 10.3 billion)
The Y 10.3 billion improvement mainly reflects the absence of the large bad debts in fiscal 2002 that stemmed from the withdrawal from North American metal-related subsidiaries.

e. Net financial income (Decreased Y 10.3 billion)
Reflected a slight increase in net interest expenses and lower dividends due to the absence of higher dividends at energy-related businesses in the previous fiscal year.

f. Gain on marketable securities and investments—net (Decreased Y 78.0 billion)
Write-off of marketable securities (available for sale) ···Increased Y 25.5 billion [-Y 40.4 ← -Y 14.9]
Write-off related losses on non-performing assets ···Increased Y 13.1 billion [-Y 38.8 ← -Y 25.7] (Losses on sale and write-down losses)
Gain on contribution to pension trust ···Decreased Y 8.2 billion [+18.0 ← +26.2]
Other gains on sales of shares, etc. ···Decreased Y 31.2 billion [+18.1 ← +49.3]

g. Loss on property and equipment (Decreased Y 2.9 billion)
Improvement resulted from gains on sales of parent company-owned leased office buildings and the absence of impairment losses on real estate overseas recorded in fiscal 2002.

h. Sundry—net (Increased Y 14.3 billion)
Reflects lower loss related to lawsuit concerning graphite electrode trading.

i. Equity in earnings of affiliated companies—net (Increased Y 30.9 billion)
Large increase resulted from the absence of a one-time write-off in the prior fiscal year of an impairment loss on equity method goodwill in Lawson, Inc. and improving results in overseas automobile operations.

j. Cumulative effect of a change in accountable principle—net (Increased Y 8.1 billion)
Resulted from recognizing of the aggregate unamortized amount of negative goodwill and equity method goodwill based on a new accounting standard that was adopted effective from fiscal 2003. As a result, the companies recognized a gain for the cumulative effect of an accounting change.

Outlook for the fiscal year ending March 2004

Overview

Under MC2003, its current three-year management plan, MC has been actively reshaping its business portfolio under the banner of the Portfolio Management Strategy and reallocating resources to fields where growth is expected. These actions have yielded a steady increase in MC's core earnings, essentially operating income and net equity in earnings of affiliated companies. Although MC is unlikely to hit its MC2003 target of consolidated net income of Y 120 billion due to increasing pension expenses and other factors, the company is targeting its first ever net income in the Y 100 billion range in the last year of MC2003.

Main Points

k. Operating transactions/gross profit... Y 14.3 trillion/Y 775.0 billion
Operating transactions are projected to increase approximately Y 970 billion to Y 14.3 trillion. The consolidation of steel products subsidiary Metal One is expected to boost operating transactions by Y 1.25 trillion, but a stronger yen will partly offset this.

Gross profit is projected to increase Y 56.4 billion to Y 775.0 billion, boosted Y 49.0 billion by Metal One's consolidation and by higher earnings in the nursing care rental products subsidiary.

l. Operating income... Y 120.0 billion
MC projects a Y 50.0 billion increase in SG&A expenses due to increasing pension expenses at the parent company, *as well as expenses resulting from the consolidation of Metal One and other new subsidiaries. However,* this is expected to be outweighed by a higher rate of increase in gross profit, leading to higher operating income. MC also expects to see a reduction in doubtful receivables and thus a decline in provision for doubtful receivables due to past write-offs. These factors underpin an expected approximate Y 20.0 billion increase in operating income to Y 120.0 billion.

m. Income from consolidated operations before income taxes... Y 150.0 billion
The higher estimated operating income, combined with an expected sharp decrease in write-offs of marketable securities, are projected to result in an approximate Y 90.0 billion increase in income from consolidated operations before income taxes,to Y 150.0 billion.

n. Net income... Y 100.0 billion
Net income is forecast to climb roughly Y 38.0 billion to Y 100 billion due to the higher income from consolidated operations before income taxes and an expected increase in already-strong net equity in earnings of affiliated companies.

Forward-looking Statements
Earnings forecasts and other forward-looking statements in this release are management's current views and beliefs in accordance with data currently available, and are subject to a number of risks, uncertainties and other factors that may cause actual results to differ materially from those projected.

MITSUBISHI CORPORATION AND SUBSIDIARIES

STATEMENT OF CONSOLIDATED INCOME

FOR THE YEARS ENDED MARCH 31, 2003 AND 2002

AND

CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2003

Based on US GAAP


Mitsubishi Corporation

Investor Relations Office
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Phone: +81-3-3210-8580 Fax:+81-3-3210-8583
Email:ml.ir@mitsubishicorp.com

Consolidated Financial Results for the Year Ended March 31, 2003
(Based on US GAAP)

May 14, 2003
Mitsubishi Corporation

TOKYO, May 14, 2003..... Mitsubishi Corporation announced today its consolidated results, using accounting principles generally accepted in the United States, for the year ended March 31, 2003.

I. Management Policies

1. Management Policies

To create new value, Mitsubishi Corporation has been implementing the following measures in line with the MC2003 three-year plan that began in 2001. The goals are further increasing the profitability of the Mitsubishi Corporation Group and strengthening the management base. Mitsubishi Corporation will be stepping up efforts in these regards during fiscal 2004, the final year of MC2003.

(1) Progress in Growth Strategies

The overall growth strategy in MC2003 consists of the following three parts.

First is the Portfolio Management Strategy. This strategy calls for the company to aggressively reshape its portfolio of businesses with the viewpoint of reallocating company resources and strengthen strategic business areas. Mitsubishi Corporation has positioned energy and natural resources; project development, including Independent Power Producer (IPP) projects and infrastructure projects; and food distribution and other Supply Chain Management (SCM) businesses as strategic fields. Having been started two years ago, the Portfolio Management Strategy is making steady progress, yielding concrete benefits in all areas of business.

In the past fiscal year, Mitsubishi Corporation leveraged its global network to increase transactions worldwide by increasing its presence in promising businesses. Two examples are participation in a company that will own and operate LNG carriers for the Brunei LNG project and the establishment of an export and sales company for pickup trucks manufactured in Thailand. Among existing operations, Mitsubishi Corporation is altering its approach to businesses that have reached a growth limit. Illustrating this policy was the establishment of Metal One Corporation to integrate the steel products operations of Mitsubishi Corporation with those of Nissho Iwai Corporation. Mitsubishi Corporation is determined to restructure businesses to create new value.

The second strategy is a blueprint for creating new business models and expanding and carving out new business domains that leverage Mitsubishi Corporation's so-called FILM functions (finance, IT, logistics and marketing) to develop new business models and build on existing ones. During the past fiscal year, Nippon Care Supply Co., Ltd. expanded activities in the healthcare sector (medical care and nursing care) and the real estate investment trust business was expanded through Japan Retail Fund Investment Corporation, a J-REIT whose shares were listed in March 2002. The J-REIT is a new business model that is made possible by adding financial expertise to the decades of experience in real estate development at Mitsubishi Corporation's Development and Construction Division.

Third is the New Technologies Strategy that aims to commercialize new business models that draw on new technologies and other forms of intellectual property. Mitsubishi Corporation will continue to aggressively identify businesses that can become core sources of earnings in the future. Mitsubishi Corporation is actively searching for new businesses that it can turn into future earnings pillars. Strategic fields are nanotechnology, energy and the environment, life sciences, and IT and communications. One focus is fullerenes and nanotubes, which are grabbing the spotlight as new materials created with nanotechnology. Mitsubishi Corporation affiliate Frontier Carbon Corporation has begun commercial production of fullerenes. And in the past fiscal year, Mitsubishi Corporation established a pilot company for the purpose of developing mass-production technology and applications for double-wall nanotubes, a material that may be used to produce next-generation field emission displays. In this manner, Mitsubishi Corporation is making inroads in high-potential business fields of the 21st century in many ways.

(2) Enhancing the Management System

Under MC2003, Mitsubishi Corporation introduced business units (BUs) to function as the company's smallest unit for organizational control and earnings responsibility. At the same time, Mitsubishi Corporation introduced a new internal performance indicator, Mitsubishi Corporation Value Added (MCVA), which measures whether businesses are able to cover the cost of capital associated with a given level of risk. BUs are classified into three types: Stretch, Build and Restructure.

- Stretch BUs aim to maintain and increase earnings by adding new functions.
- Build BUs aim to expand new business domains.
- Restructure BUs aim to drastically realign their business through downsizing, restructuring and withdrawal from unprofitable areas.

All BUs will be assigned a clearly defined mission and MCVA is used to evaluate their results in detail. This system is thus employed to implement the Portfolio Management Strategy.

By firmly establishing this management cycle throughout the company, Mitsubishi Corporation is now able to deploy resources in a bold and rapid manner to

high-potential fields of business.

(3) Corporate Governance

Within the framework of MC2003, Mitsubishi Corporation is taking measures to improve the transparency and efficiency of its management systems. Goals are upgrading the system for managing businesses and strengthening corporate governance. For this purpose, the executive officer system was introduced to clearly divide the roles and responsibilities of directors and executive officers. Additionally, a Governance Committee and International Advisory Committee were established to incorporate the views of prominent individuals from outside Mitsubishi Corporation in the company's management.

In the past fiscal year, the Governance Committee met twice and the International Advisory Committee met once. Discussions were held concerning Mitsubishi Corporation's governance systems and management issues accompanying the increasingly global nature of markets. Furthermore, steps are being taken to strengthen auditing and compliance functions. Mitsubishi Corporation is upgrading internal auditing capabilities, reports on audit plans and results are submitted periodically to directors, and the company's policy regarding ODA (Japanese government-supported) projects is being reviewed.

Note: Mitsubishi Corporation's Corporate Governance System

Mitsubishi Corporation has a corporate auditor system as well as a 17-member Board of Directors that includes 14 internal directors and 3 outside directors. There are 5 corporate auditors, 3 internal and 2 external. (There are no significant related-party interests between Mitsubishi Corporation and any of the external directors and corporate auditors.)

The Board of Directors is advised by the 7-member Governance Committee (composed of 3 members from outside the company, 1 external director and 3 internal directors) and a 9-member International Advisory Committee (composed of 6 prominent individuals from outside the company and representing different areas of the world, 1 external director and 2 internal directors).

Oversight of the auditing function is performed by the Internal Audit Dept., which acts as an internal auditing body. This department is responsible for ensuring that business activities are performed properly and efficiently. Compliance activities are conducted by making all Mitsubishi Corporation personnel fully aware of the "Mitsubishi Corporation Code of Conduct" that was formulated in 2000 (and partially amended in 2003), and are being strengthened by the Chief Compliance Officer and the establishment of the Compliance Committee, which provides advice to this officer.

Through the above actions, Mitsubishi Corporation is consistently improving its basic ability to generate earnings and its internal organization. At the same time, Mitsubishi Corporation will continue to work on shifting to the high-profit structure envisioned in MC2003 by concentrating on building a sounder operating base. Actions in this regard include reducing operating expenses on a consolidated basis, reducing the occurrence of bad debt through a rigorous risk management program, and reviewing assets in order to utilize Mitsubishi Corporation's resources more productively.

Mitsubishi Corporation's operating environment is undergoing rapid and dynamic changes. All Mitsubishi Corporation executives and employees are determined to view change as opportunities. Brand equity, human resources, business networks and other intangible assets will be fully utilized to bring a company that is attractive to shareholders and other stakeholders as an organization that can create value.

2. Basic Policy Regarding the Appropriation of Profits

Mitsubishi Corporation's basic policy is to exceed shareholders' expectations by maintaining a stable dividend, while using retained earnings to maximize the corporate value of the Mitsubishi Corporation.
The dividend for the time being will be set in accordance with the company's desire to stabilize and raise the dividend. As such, Mitsubishi Corporation plans to set the annual dividend for fiscal 2002, ended March 31, 2002, at 8 Yen per share, the same as for the preceding fiscal year, combined with the interim dividend of 4 Yen per share.
Mitsubishi Corporation is also working to improve its competitiveness and increase profitability on a consolidated basis by effectively using retained earnings for business investments, capital expenditures and other corporate purposes.

3. Policy Regarding a Reduction of the Trading Unit

Mitsubishi Corporation considers a reduction to its trading unit as an effective means of widening its shareholder base and improving the liquidity of its shares. The company will examine the merits of lowering the trading unit based on the trading volumes of its shares as well as a cost-benefit analysis.

II. Operating Results and Financial Position

1. General Operating Environment

During the fiscal year under review, the global economy was strong for much of the year due to growth of the U.S. economy. However, global economic expansion began to slow late in 2002.

The U.S. economy performed well during the first half of the fiscal year as robust consumer spending for automobiles and other products offset weakness in capital

expenditures that was caused by excessive purchases of capital equipment in the past and declining corporate earnings. However, a worsening employment picture and growing tension over Iraq caused consumer sentiment to cool. Economic growth began to slow late in 2002 as a result, with this trend becoming more pronounced as the fiscal year drew to a close.

In the EU region, economic growth was minimal as exports slowed in tandem with the growth rate of the U.S. economy.

In Asia, rising exports to the U.S. and within Asia, the primary source of growth, coupled with higher domestic demand driven by consumer spending led to solid economic expansion.

In Japan, the economy expanded slowly in the fiscal year's first half as exports to the U.S. and Asia increased. However, the economy was unable to stage a broad-based recovery due to pressure from problem loans, deflationary forces and other internal problems. As the end of the fiscal year approached, the economic outlook became increasingly uncertain as the U.S. economy continued to slow and stock prices plummeted.

2. Consolidated Results (US GAAP)

(1) Summary of Fiscal 2003 Results

Operating transactions increased Y 98.0 billion, or 0.7%, to Y 13,328.7 billion, the net result of newly consolidated Living Essentials subsidiaries and growth in transactions of petrochemical products in Chemicals and of declines in transactions of crude oil and petroleum products in the Energy Business and steel products in Metals.

Gross profit rose Y 74.7 billion, or 11.6%, to Y 718.6 billion. This increase was mainly due to strong performances by metal resource subsidiaries, growth at Living Essentials subsidiaries in the food sector, and newly consolidated subsidiaries that wholesale food products to convenience stores.

Selling, general and administrative expenses increased in line with the consolidation of new subsidiaries and higher early retirement and pension expenses at the parent company. However, provision for doubtful receivables improved due to a decrease in provisions for large-scale doubtful receivables.

Due to these factors, operating income increased Y 32.5 billion, or 47.6%, to Y 100.6 billion, exceeding Y 100 billion for the first time in a decade.

In other income (expenses), dividends received from resource projects declined. And there was a Y 78.1 billion negative change in net loss on marketable securities and

investments, reflecting large write-offs of available-for-sale marketable securities and the absence of substantial gains on sales of shares recorded in the prior fiscal year.

Income from consolidated operations before income taxes decreased Y 38.7 billion, or 38.9%, to Y 60.8 billion.

Net equity in earnings of affiliated companies surged Y 30.9 billion to Y 39.7 billion, an all-time high. One reason for the large increase was the absence of an impairment loss on equity method goodwill in Lawson, Inc. in the prior fiscal year. In addition, there was a recovery in earnings from automobile operations in Asia and Europe.

Net income increased Y 1.9 billion, or 3.2%, to Y 62.3 billion, the third-highest level ever after fiscal 2001 and fiscal 1991.

(2) Outlook for the Fiscal Year Ending March 31, 2004

Due to the consolidation of Metal One, Mitsubishi Corporation estimates that operating transactions will increase by about Y 970.0 billion to Y 14,300.0 billion. Gross profit is expected to increase by Y 56.4 billion to Y 775.0 billion because of the inclusion of Metal One and higher earnings at a subsidiary that rents nursing care products. Along with a projected decline in the provision for doubtful receivables, this is expected to produce an increase in operating income.

Net income is expected to rise to Y 100.0 billion, about Y 37.7 billion more than in fiscal 2003 when Mitsubishi Corporation recorded a large amount of write-offs of marketable securities.

Mitsubishi Corporation's forecasts assume an exchange rate of 115 JPY to US$1, a crude oil price of US$25.9 / BBL and an interest rate (TIBOR) of 0.10%.

Reference: Changes of basic assumptions

	FY 2004 (Est.)	FY 2003 (Act.)	Change
Exchange rate	115 .0JPY=US$1	122.0 JPY=US$1	-7.0 JPY to US$1
Crude oil price	US$24.0 / BBL	US$25.9 / BBL	-US$1.9 / BBL
Interest rate (TIBOR)	0.10%	0.09%	+0.01%

Note: Earnings forecasts and other forward-looking statements in this release are management's current views and beliefs in accordance with data currently available, and are subject to a number of risks, uncertainties and other factors that may cause actual results to differ materially from those projected.

(3) Cash Flows

Cash and cash equivalents as of March 31, 2003 were Y 348.8 billion, Y 46.4 billion, or 11.8%, less than one year earlier. Although there was an increase in operating cash flows and proceeds from the reduction in portfolio assets by financial subsidiaries, even

more cash was used for the repayment of debt.

(Operating activities)

Net cash provided by operating activities was Y 270.3 billion, mainly a reflection of growth in funds from trading in metal resources and food businesses.

(Investing activities)

Net cash used in investing activities was Y 24.4 billion. Although cash was provided by the reduction of investment assets at finance subsidiaries, a substantial amount of cash was used overseas for the purchase of aircraft for leasing and communications network equipment.

Free cash flows, the sum of operating and investing cash flows, was Y 245.9 billion.

(Financing activities)

Net cash used in financing activities was Y 282.7 billion. Funds were provided by the issuance of bonds by the parent company. But cash from operating activities and the reduction of investment assets at finance subsidiaries was used to repay debt.

(4) Changes in Directors

As already announced.

Forward-Looking Statements

The statements included in this release contain forward-looking statements about Mitsubishi Corporation's future plans, strategies, beliefs and performance that are not historical facts. Such statements are based on the company's assumptions and beliefs in light of competitive, financial and economic data currently available and are subject to a number of risks, uncertainties and assumptions that, without limitation, relate to world economic conditions, exchange rates and commodity prices. Accordingly, Mitsubishi Corporation wishes to caution readers that actual results may differ materially from those projected in this release.

###

For further information contact:

Mitsubishi Corporation
Investor Relations Office
Phone: 81-3-3210-8580
Fax: 81-3-3210-8583
e-mail: ml.ir@mitsubishicorp.com

May 14, 2003
Mitsubishi Corporation

FINANCIAL HIGHLIGHTS FOR THE YEAR ENDED MARCH 31, 2003 (UNAUDITED)
(Mitsubishi Corporation and subsidiaries based on US GAAP)

1. Operating transactions and income

	Operating transactions	Operating income	Income from consolidated operations before income taxes	Net income
For the year ended	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
March 31, 2003	13,328,721	100,639	60,834	60,265
March 31, 2002	13,230,675	68,189	99,519	60,318

	Net income per share	Net income per share (diluted basis)	Return on equity	Pre-tax income to total assets ratio	Pre-tax income to total operating transactions ratio
For the year ended	Yen	Yen	%	%	%
March 31, 2003	39.76	37.26	6.3	0.7	0.5
March 31, 2002	38.50	38.50	6.0	1.2	0.8

2. Assets and shareholders' equity

	Total assets	Shareholders' equity	Ratio of shareholders' equity to total assets	Shareholders' equity per share
For the year ended	Millions of Yen	Millions of Yen	%	Yen
March 31, 2003	8,097,937	937,058	11.6	598.51
March 31, 2002	8,146,262	1,029,859	12.6	657.40

3. Cash Flows

	Operating activities	Investing activities	Financing activities	Cash and cash equivalents end of year
For the year ended	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
March 31, 2003	270,281	-24,388	-282,681	348,780
March 31, 2002	161,651	38,057	-129,620	395,227

4. Prospects for the year ending March 31, 2004

	Operating transactions	Net income
For the year ending	Millions of Yen	Millions of Yen
March 31, 2004	14,300,000	100,000

(Forecast of Net income per share for the year ending March 31, 2004 : 63.87 Yen)

5. Number of consolidated subsidiaries : 365
Number of affiliated companies accounted for by the equity method : 162

(As written in 3-(1) of "Basis of Consolidated Financial Statements", only companies to which consolidated accounting principles are directly applied are accounted for as consolidated subsidiaries)

(1) The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of Ameri

(2) Operating transactions and operating incomes, as presented above, are voluntary disclosures solely for the convenience of Japanese investors.
Operating transactions represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.
Operating income reflects the companies' (a) gross profit, (b) selling, general and administrative expenses, and (c) provision for doubtful receivables
Operating transactions and operating income, as presented above, are non-GAAP measure commonly used by similar Japanese trading companies an should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flov generated by operating, investing or financing activities.

(3) Certain restatements and reclassifications for the year ended March 31, 2002 have been made to conform to presentation for March 31, 2003
See Note 2. of "Basis of Consolidated Financial Statements".

(4) The translation of Japanese yen amounts into United States dollar amounts with respect to the year ended March 31, 2003 are included solely for the convenience of readers outside Japan and have been made at the rate of Y118=USD1, the approximate rate of exchange at March 31, 2003.

Forward-looking Statements

This presentation contains forward-looking statements about Mitsubishi Corporation's future plans, strategies, beliefs and performance that are not historical facts. Such statements are based on the company's assumptions and beliefs in light of competitive, financial and economic data currently available and are subject to a number of risks, uncertainties and assumptions that, without limitation, relate to world economic conditions, exchange rates and commodity prices. Accordingly, Mitsubishi Corporation wishes to caution readers that actual results may differ materially from those projected in this presentation.

Subsidiaries and Affiliated Companies

Mitsubishi Corporation

Mitsubishi Corporation's subsidiaries and affiliates are diverse organizations engaged in a wide variety of activities on a global scale. We manufacture and market a wide range of products, including fuels, metals, machinery, chemicals and living essentials. Some of our basic functions -- information and telecommunications, finance, logistics and retailing -- enhance the above activities and enable us to provide comprehensive solutions to customers. We also invest actively in energy, natural resources, project development and information technology areas.

Mitsubishi Corporation organizes business groups according to products and services. Business groups manage their products and services through subsidiaries and affiliates (Subsidiaries: 921, Affiliates: 509).

The following table shows products and services by operating segment and major subsidiaries and affiliates.

	PRODUCTS OR SERVICES	MAJOR SUBSIDIARIES	MAJOR AFFILIATES
NEW BUSINESS INITIATIVE (148)	IT,e-commerce, Financial Services, Logistics, Consumer Business,Healthcare	RYOKO LOGISTICS CORPORATION MITSUBISHI CORPORATION FINANCE PLC IT FRONTIER CORPORATION NIPPON CARE SUPPLY CO.,LTD (89)	LAWSON, INC. KENTUCKY FRIED CHICKEN JAPAN LTD. (59)
IT & ELECTRONICS BUSINESS (62)	Telecommunication & Media business, Digital Systems & Devices, Aerospaces	MC AVIATION FINANCIAL SERVICES (EUROPE)B.V. JAPAN SPACE IMAGING CO., (35)	SPACE COMMUNICATIONS CORPORATION UNIDUX INC. (27)
ENERGY BUSINESS (133)	Petroleum Products, Carbon, Crude Oil, LPG, LNG	MITSUBISHI SHOJI SEKIYU CO.,LTD. PETRO-DIAMOND INC. DIAMOND GAS RESOURCES PTY.LTD. (100)	JAPAN AUSTRALIA LNG(MIMI)PTY.,LTD. BRUNEI LNG SENDIRIAN BERHAD (33)
METALS (274)	Ferrous Products,Coals,Ore, Nickel ,Ferro-Alloy, Non-Ferrous Metals & Minerals, Non-Ferrous Metal Products	METAL ONE CORPORATION JECO MITSUBISHI DEVELOPMENT PTY.,LTD. (193)	IRON ORE COMPANY OF CANADA MOZAL S.A.R.L. (81)
MACHINERY (316)	Power & Electrical Systems, Plants, Ships, Automobiles, Industrial Machinery, Project Development & Construction	NIKKEN CORPORATION NORELEC DEL NORTE,S.A.DE C.V. TRI PETCH ISUZU SALES CO.,LTD. (203)	MITSUBISHI AUTO CREDIT-LEASE CORP. DIAMOND CITY CO.,LTD. (113)
CHEMICALS (103)	Chemical Products, Inorganic Chemicals Products, Fertilizer, Chlor-Alkali, Functional Chemicals	MITSUBISHI SHOJI PLASTICS CORP. MITENI S.P.A. (55)	METANOL DE ORIENTE,METOR,S.A. EXPORTADORA DE SAL,S.A. DE C.V. (48)
LIVING ESSENTIALS (296)	Foods & Food Products, Textiles,General Merchandise	RYOSHOKU LTD. TOYO REIZO CO.,LTD. MITSUBISHI SHOJI CONSTRUCTION MATERIALS LTD. PRINCES LTD. ALPAC FOREST PRODUCTS INCORPORATED (169)	COCA-COLA CENTRAL JAPAN CO.,LTD MITSUBISHI PAPER SALES CORPORATION (127)
CORPORATE STAFF SECTION (58)	Finance, Accounting, Personnel, General affairs	MITSUBISHI CORPORATION FINANCIAL & MANAGEMENT SERVICES(JAPAN)LTD. (38)	KOHJIN CO.,LTD. (20)
OVERSEAS SUBSIDIARIES (40)	Handling of a Broad Range of Products, similar to the Parent Company in Japan	MITSUBISHI INTERNATIONAL CORPORATION MITSUBISHI CORPORATION INTERNATIONAL N.V. MITSUBISHI CORPORATION(HONG KONG)LTD. (39)	(1)

Note: 1. As of April 1st,2003, Mitsubishi Corporation reclassified certain business group. The IT & Electronics Business Group was disbanded as follows: The IT & Electronics Business Group's Telecommunication & Broadcasting Division will be included in the New Business Initiative Group; The Aerospace Division, the Telecommunication & Broadcasting Division's Satellite Communications Business Unit will be included in the Machinery Group.

2. Among the above-listed subsidiaries, "Ryoshoku LTD." is listed on Tokyo Stock Exchange (1st section). In addition, "Nitto Flour Milling CO.,LTD.", which is not included in the above major subsidiaries, is also listed on Tokyo Stock Exchange (1st section).

Mitsubishi Corporation and subsidiaries
STATEMENTS OF CONSOLIDATED INCOME (US GAAP)
Years ended March 31, 2003 (unaudited) and 2002

	Millions of yen				Millions of U.S. dollars
	2003	2002	Increase or [-]decrease		2003
				%	
Operating transactions	13,328,721	13,230,675	98,046	0.7	112,955
Gross profit	718,580	643,922	74,658	11.6	6,090
Gross profit ratio	5.39%	4.87%			
Selling, general and administrative expenses	(595,392)	(542,813)	-52,579	9.7	(5,046)
Provision for doubtful receivables	(22,549)	(32,920)	10,371	-	(191)
Operating income	100,639	68,189	32,450	47.6	853
Other income (expenses) :					
Interest expense - net	(13,984)	(11,767)	-2,217	18.8	(119)
Dividends	28,244	36,277	-8,033	-22.1	239
Gain (loss) on marketable securities and investments - net	(43,155)	34,908	-78,063	-	(366)
Loss on property and equipment - net	(5,573)	(8,489)	2,916	-	(47)
Other - net	(5,337)	(19,599)	14,262	-	(44)
Other income (expenses) - net	(39,805)	31,330	-71,135	-	(337)
Income from consolidated operations before income taxes	60,834	99,519	-38,685	-38.9	516
Income taxes:					
Current	(56,268)	(45,542)	-10,726	-	(477)
Deferred	17,966	(333)	18,299	-	152
Income from consolidated operations	22,532	53,644	-31,112	-58.0	191
Minority interests in income of consolidated subsidiaries	(8,071)	(2,136)	-5,935	-	(68)
Equity in earnings of affiliated companies - net (less applicable income taxes)	39,704	8,810	30,894	350.7	336
Income before cumulative effect of changes in accounting principles	54,165	60,318	-6,153	-10.2	459
Cumulative effect of a change in accountiong principle - net of tax	8,100	-	8,100	-	69
Net income	62,265	60,318	1,947	3.2	528

Note:Certain restatements and reclassifications for the year ended March 31, 2002 have been made to conform to the presentation for March 31, 2003
See Note 2. of "Basis of Consolidated Financial Statements"

Mitsubishi Corporation and subsidiaries
CONSOLIDATED BALANCE SHEETS (US GAAP)
March 31, 2003 (unaudited) and 2002

ASSETS	Millions of yen			Millions of U.S. dollars
	March 31 2003	March 31 2002	Increase or [-]decrease	March 31 2003
Current assets:				
Cash and cash equivalents	348,780	395,227	-46,447	2,956
Time deposits	38,069	30,590	7,479	323
Short-term investments	128,670	242,345	-113,675	1,090
Receivables-trade:				
Notes and loans	514,338	483,150	31,188	4,359
Accounts	1,884,041	1,870,365	13,676	15,966
Affiliated companies	278,090	253,510	24,580	2,357
Allowance for doubtful receivables	(66,506)	(51,070)	-15,436	(564)
Inventories	485,071	474,456	10,615	4,111
Advance payments to suppliers	138,746	133,770	4,976	1,176
Deferred income taxes	55,651	48,170	7,481	472
Other current assets	117,198	99,383	17,815	993
Total current assets	3,922,148	3,979,896	-57,748	33,239
Investments and non-current receivables:				
Investments in and advances to affiliated companies	712,774	647,166	65,608	6,040
Other investments	1,189,107	1,344,930	-155,823	10,077
Non-current notes, loans and accounts receivable-trade	724,195	831,270	-107,075	6,137
Allowance for doubtful receivables	(116,085)	(117,840)	1,755	(984)
Total investments and non-current receivables	2,509,991	2,705,526	-195,535	21,270
Property and equipment- Net	1,176,613	1,074,183	102,430	9,971
Other assets	489,185	386,657	102,528	4,145
Total	8,097,937	8,146,262	-48,325	68,627

Mitsubishi Corporation and subsidiaries
CONSOLIDATED BALANCE SHEETS (US GAAP)
March 31, 2003 (unaudited) and 2002

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen			Millions of U.S. dollars
	March 31 2003	March 31 2002	Increase or [-]decrease	March 31 2003
Current liabilities:				
Short-term debt	572,708	681,745	-109,037	4,853
Current maturities of long-term debt	388,957	417,689	-28,732	3,296
Payables-trade:				
Notes and acceptances	206,575	210,519	-3,944	1,751
Accounts	1,586,112	1,493,995	92,117	13,442
Affiliated companies	70,972	62,145	8,827	601
Advances from customers	110,814	99,829	10,985	939
Accrued income taxes	34,682	31,928	2,754	294
Other accrued expenses	90,950	95,655	-4,705	771
Other current liabilities	211,684	192,109	19,575	1,794
Total current liabilities	3,273,454	3,285,614	-12,160	27,741
Long-term debt, less current maturities	3,085,016	3,238,871	-153,855	26,144
Accrued pension and severance liabilities	215,679	104,629	111,050	1,828
Deferred income taxes	62,336	33,735	28,601	529
Other long-term liabilities	313,747	319,162	-5,415	2,659
Minority interests	210,647	134,392	76,255	1,785
Shareholders' equity:				
Common stock	126,609	126,609	-	1,073
Additional paid-in capital	179,491	179,491	-	1,521
Retained earnings:				
Appropriated for legal reserve	35,550	35,524	26	301
Unappropriated	872,939	823,236	49,703	7,398
Accumulated other comprehensive income (loss):				
Net unrealized gains on securities available for sale	54,745	79,261	-24,516	464
Net unrealized losses on derivatives	(10,000)	(6,145)	-3,855	(85)
Minimum pension liability adjustments	(148,126)	(78,623)	-69,503	(1,255)
Foreign currency translation adjustments	(173,401)	(129,390)	-44,011	(1,470)
Less treasury stock	(749)	(104)	-645	(6)
Total shareholders' equity	937,058	1,029,859	-92,801	7,941
Total	8,097,937	8,146,262	-48,325	68,627

Note: Certain restatements and reclassifications for the year ended March 31, 2002 have been made to conform to the presentation for March 31, 2003. See Note 2. of "Basis of Consolidated Financial Statements".

Mitsubishi Corporation and subsidiaries
Statements of Consolidated Shareholders' Equity and
Comprehensive Income
Years ended March 31, 2003 (unaudited) and 2002

	Millions of yen		Millions of U.S. dollars
	2003	2002	2003
	Apr. 2002~ Mar. 2003	Apr. 2001~ Mar. 2002	Apr. 2002~ Mar. 2003
Shareholders' Equity			
Common stock			
Balance, beginning and end of year	126,609	126,609	1,073
Additional paid-in capital			
Balance, beginning and end of year	179,491	179,491	1,521
Retained earnings appropriated for legal reserve:			
Balance, beginning of year	35,524	35,220	301
Transfer from unappropriated retained earnings	26	304	0
Balance, end of year	35,550	35,524	301
Unappropriated retained earnings:			
Balance, beginning of year	823,236	775,759	6,976
Net income	62,265	60,318	528
Total	885,501	836,077	7,504
Deduct:			
Cash dividends paid	(12,536)	(12,537)	(106)
Transfer to retained earnings appropriated for legal reserve	(26)	(304)	0
Total	(12,562)	(12,841)	(106)
Balance, end of year	872,939	823,236	7,398
Accumulated other comprehensive loss (net of tax):			
Balance, beginning of year	(134,897)	(146,664)	(1,143)
Other comprehensive income (loss)	(141,885)	11,767	(1,203)
Balance, end of year	(276,782)	(134,897)	(2,346)
Treasury stock:			
Balance,beginning of year	(104)	(3)	(1)
Purchases-net	(645)	(101)	(5)
Balance,end of year	(749)	(104)	(6)

Statements of Consolidated Comprehensive Income(Loss)
Years ended March 31, 2003 (unaudited) and 2002

	Millions of yen		Millions of U.S. dollars
	2003	2002	2003
	Apr. 2002~ Mar. 2003	Apr. 2001~ Mar. 2002	Apr. 2002~ Mar. 2003
Comprehensive Income (Loss)			
Net income	62,265	60,318	528
Other comprehensive income (loss):			
Unrealized gains on securities available for sale	(24,516)	(43,291)	(208)
Unrealized losses on derivative instruments	(3,855)	(6,145)	(33)
Minimum pension liability adjustments	(69,503)	(12,987)	(589)
Foreign currency translation adjustments	(44,011)	74,190	(373)
Other comprehensive income (loss)	(141,885)	11,767	(1,203)
Comprehensive Income(Loss)	(79,620)	72,085	(675)

NOTE: (1)Dividends and appropriations for legal reserve shown for each year represent dividends paid out during the year and the appropriation for legal reserve made in relation to the respective dividends.
(2)Certain restatements and reclassifications for the year ended March 31, 2002 have been made to conform to the presentation for March 31, 2003. See Note 2. of "Basis of Consolidated Financial Statements".

Mitsubishi Corporation and subsidiaries
STATEMENTS OF CASH FLOWS (US GAAP)
Years ended March 31, 2003 (unaudited) and 2002

	Millions of Yen 2003	Millions of Yen 2002	Millions of U.S. Dollars 2003
I. Operating activities:			
Net income	62,265	60,318	528
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	103,094	90,286	874
Provision for doubtful receivables	22,549	32,920	191
(Gain) loss on marketable securities and investments - net	43,155	(34,908)	366
Loss on property and equipment - net	5,573	8,489	47
Equity in earnings of affiliated companies, less dividends received	(17,718)	7,797	(150)
Deferred income taxes	(17,966)	333	(152)
Cumulative effect of a change in accounting principle-net of tax	(8,100)	-	(69)
Changes in operating assets and liabilities:			
Short-term investments -trading securities	(4,942)	17,675	(42)
Notes and accounts receivable - trade	115,342	101,465	978
Inventories	3,097	27,394	26
Notes, acceptances and accounts payable - trade	(116,593)	(210,384)	(988)
Other - net	80,525	60,266	682
Net cash provided by operating activities	270,281	161,651	2,291
II. Investing activities:			
Expenditures for property and equipment and other assets	(133,772)	(112,474)	(1,134)
Net decrease in investments	58,464	50,840	495
Net decrease in loans receivable	69,499	66,194	589
Net decrease (increase) in time deposits	(18,579)	33,497	(157)
Net cash provided by (used in) investing activities	(24,388)	38,057	(207)
III. Financing activities:			
Net decrease in short-term debt	(171,319)	(228,456)	(1,452)
Net increase (decrease) in long-term debt	(98,826)	111,373	(838)
Payment of dividends	(12,536)	(12,537)	(106)
Net cash used in financing activities	(282,681)	(129,620)	(2,396)
IV. Effect of exchange rate changes on cash and cash equivalents	(9,659)	10,259	(82)
V. Net increase (decrease) in cash and cash equivalents	(46,447)	80,347	(394)
VI. Cash and cash equivalents, beginning of year	395,227	314,880	3,350
VII. Cash and cash equivalents, end of year	348,780	395,227	2,956

Note: Certain restatements and reclassifications for the year ended March 31, 2002 have been made to conform to the presentation for March 31, 2003. See Note 2. of "Basis of Consolidated Financial Statements".

Basis of Consolidated Financial Statements

1. Basic Accounting Policies

The accompanying consolidated financial statements of Mitsubishi Corporation (the "Company") and its subsidiaries (collectively, "the companies") have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). However, geographic segment information is presented in the form of Japanese accounting principles.

The principle differences between U.S. and Japanese accounting standards applicable to the companies relate to the followings:

(1) Valuation of investments
(2) Valuation of long-lived assets (Impaired assets are written down to estimated fair value for U.S. GAAP)
(3) Deferral of gain on sales of properties for tax purpose (Not permitted under U.S. GAAP)
(4) Derivative instruments and hedge accounting
(5) Pension and retirement benefit accounting (Unfunded obligations are recognized as liabilities and other comprehensive income (loss) for U.S. GAAP)
(6) Business combinations and Goodwill and other intangible assets accounting

2. Restatement of Prior Year's Consolidated Financial Statements

During the year ended March 31, 2003, the companies acquired additional investment in a cost method investee. The companies' investment in the investee, results of operations and retained earnings were retroactively restated in accordance with Accounting Principles Board Opinion No. 18 "The Equity Method of Accounting for Investment in Common Stock," to account for the companies' ownership interest in the investee under the equity method. As a result, the companies retroactively restated the consolidated statement of income, consolidated balance sheets, statement of consolidated comprehensive income, statement of consolidated cash flows, segment information, and fair value information of investments for 2002.

The previously reported amounts, adjustments and the restated amounts for consolidated net income, shareholders' equity and total assets as of and for the year ended March 31, 2002 are as follows:

(Millions of Yen)

	As Previously Reported	Adjustments	As Restated
Net income	60,225	93	60,318
Total shareholders' equity	1,028,523	1,336	1,029,859
Total assets	8,144,926	1,336	8,146,262

3. Scope of Consolidation and Application of the Equity Method

(1) Number of consolidated subsidiaries and equity-method affiliates

	As of Mar.31, 2003	As of Mar.31, 2002	Change
Consolidated subsidiaries	365	387	-22
Equity-method affiliates	162	177	-15
Total	527	564	-37

Note: The numbers of consolidated subsidiaries and equity-method affiliates stated above represent companies, which the parent company directly consolidates or applies equity method. To conform to the presentation as of March 31, 2003, the previously reported number of consolidated subsidiaries as of March 31, 2002 was restated resulting in a decrease in consolidated subsidiaries by 187 and a decrease in equity-method affiliates by 29, totaling 216 companies. As for the numbers as of March 31, 2003, the change of presentation decreased the number of consolidated subsidiaries and equity method affiliates by 356 companies in total.

(2) Changes in scope of consolidation and application of the equity method

[Consolidated subsidiaries]

New: MC AVIATION FINANCIAL SERVICES (EUROPE), METAL ONE CORPORATION, HERNIC FERROCHROME (PTY) LIMITED, ISUZU OPERATIONS (THAILAND), FOOD SERVICE NETWORK CO., LTD and others

Excluded: BEL TRAMP SHIPPING S.A., RINORU OIL MILLS CO., LTD.,
(Transferred to Equity-method affiliates)
SANRIKU MOKUZAI KOGYO and others

[Equity-method affiliates]
New: LAWSON CS CARD, INC., BRUNEI SHELL TANKERS, FRONTIER CARBON CORPORATION and others

The change in the number of consolidated subsidiaries and equity-method affiliates includes 47 subsidiaries and affiliates that the Company ceased to directly consolidate due to transfer of steel products subsidiaries and affiliates to Metal One Corporation, a new subsidiary established through the integration of steel products operations with Nissho Iwai Corporation.

4. Application of New Accounting Standards

Effective April 1, 2002, the companies adopted Statement of Financial Accounting Standards ("SFAS") No. 141 ("SFAS 141") "Business Combinations" and SFAS No. 142 ("SFAS 142") "Goodwill and Other Intangible Assets." SFAS 141 prohibits the use of the pooling-of-interest method, and all business combinations are required to be accounted for under the purchase method. SFAS 142 addresses the accounting for acquired goodwill and other intangible assets.
Upon the adoption of SFAS 142, the companies determined that goodwill, intangible assets with indefinite useful lives and equity method goodwill are no longer amortized, but are tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. As a result, the companies' net income for the year ended March 31, 2003 increased by approximately Y10.3 billion (USD 87 million). In addition, as a result of the companies' impairment testing required by SFAS 142, a goodwill impairment loss of Y0.5 billion (USD 4 million) was recognized, and unamortized negative goodwill and equity-method goodwill of approximately Y8.6 billion (USD 73 million) were recognized as required by SFAS 141. Approximately Y8.1 billion (USD 69 million) in total were included in "Cumulative effect of change in accounting principles."

Effective April 1, 2002, the companies adopted SFAS No. 144 ("SFAS144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Where the impairment test indicates that an asset's estimated undiscounted cash flows are less than its carrying amount, an impairment loss is required to be recognized on the market value or fair value of the asset. The adoption of SFAS 144 did not have a material impact on the companies' results of operations and financial position.

Effective January 1, 2003, the companies adopted SFAS No. 146 ("SFAS 146"), "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 addresses the accounting rules for costs associated with exit and disposal activities on or after January 1, 2003. It requires that liabilities for such costs be recognized at fair value when incurred. The adoption of SFAS 146 did not have a material impact on the companies' results of operations and financial position.

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 addresses the disclosure requirements associated with obligations for certain guarantees and is applicable to such guarantees issued or modified on or after January 1, 2003. The Interpretation requires that a liability be recognized for the fair value of the guarantee obligation. The adoption of this interpretation did not have a material impact on the companies' results of operations and financial position.

In January 2003, the FASB issued FIN No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 requires primary beneficiaries to consolidate variable interest entities ("VIEs"). This interpretation is effective from January 1, 2003 for all new VIEs created or acquired on or after February 1, 2003. For VIEs created or acquired prior to February 1, 2003, the provisions of FIN 46 become effective for the companies during the second quarter of the fiscal year ending March 31, 2004. The adoption of this interpretation did not have an impact on the companies' results of operations and financial position because there were no VIEs created or acquired on or after February 1, 2003. The companies are presently determining the impact for VIEs created or acquired prior to February 1, 2003.

5. Contingent Liabilities

The Company and/or a U.S. subsidiary have been named as a defendant in several lawsuits in the U.S. and Canada by graphite electrode users and also as a defendant in a lawsuit by UCAR International Inc. ("UCAR", now known as GrafTech International Ltd.), a graphite electrode manufacturer in connection with the sales and marketing of graphite electrodes.
Four of the lawsuits brought by graphite electrode users have been resolved between the parties, and one reached a settlement, which is subject to the approval of the court, while three others remain active.
The lawsuits brought by graphite electrode users, that remain active do not specify the amount of damages that are sought. UCAR is seeking damages in the amount of $406 million and other unspecified damages, plus interest.
It is not possible for the Company to predict at this time what, if any, liability the company may sustain on account of these lawsuits.

Mitsubishi Corporation and subsidiaries
SEGMENT INFORMATION (US GAAP)
Years ended March 31, 2003 (unaudited) and 2002

【OPERATING SEGMENT INFORMATION】

The companies' operating segment information at and for the years ended March 31, 2003 and 2002 is as follows:

Year ended March 31, 2003

	Millions of yen										
	New Business Initiative	IT & Electronics Business	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other	Adjustments and Eliminations	Consolidated
Operating transactions:											
External customers	208,728	306,251	3,267,853	1,740,961	2,237,000	1,443,903	4,167,057	13,371,753	48,243	(91,275)	13,328,721
Intersegment	8,406	788	41,762	5,650	12,982	2,974	5,430	77,992	3,492	(81,484)	—
Total	217,134	307,039	3,309,615	1,746,611	2,249,982	1,446,877	4,172,487	13,449,745	51,735	(172,759)	13,328,721
Gross profit	38,424	22,264	54,658	121,561	123,192	64,922	282,490	707,511	8,695	2,374	718,580
Operating income(loss)	(6,639)	5,582	10,338	45,921	24,984	20,403	61,211	161,800	(46,098)	(15,063)	100,639
Net income(loss)	(5,251)	(540)	23,955	23,929	19,666	10,479	34,129	106,367	(11,302)	(32,800)	62,265
Segment assets	933,764	296,021	841,601	1,498,040	1,789,381	595,230	1,459,156	7,413,193	955,544	(270,800)	8,097,937
Depreciation and amortization	10,667	8,085	9,305	16,654	24,288	5,113	15,883	89,995	12,008	1,091	103,094
Capital expenditures for long-lived assets	11,209	32,907	9,062	24,728	30,992	7,210	20,434	136,542	4,644	—	141,186

	Millions of U.S. dollars										
	New Business Initiative	IT & Electronics Business	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other	Adjustments and Eliminations	Consolidated
Operating transactions:											
External customers	1,769	2,595	27,693	14,754	18,958	12,237	35,314	113,320	409	(774)	112,955
Intersegment	71	7	354	48	110	25	46	661	29	(690)	—
Total	1,840	2,602	28,047	14,802	19,068	12,262	35,360	113,981	438	(1,464)	112,955
Gross profit	326	189	463	1,030	1,044	550	2,394	5,996	74	20	6,090
Operating income(loss)	(56)	47	87	389	212	173	519	1,371	(391)	(127)	853
Net income(loss)	(45)	(5)	203	203	167	89	289	901	(96)	(277)	528
Segment assets	7,913	2,509	7,132	12,695	15,164	5,045	12,366	62,824	8,098	(2,295)	68,627
Depreciation and amortization	90	69	79	141	206	43	135	763	102	9	874
Capital expenditures for long-lived assets	95	279	77	209	263	61	173	1,157	39	—	1,196

Year ended March 31, 2002

	Millions of yen										
	New Business Initiative	IT & Electronics Business	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other	Adjustments and Eliminations	Consolidated
Operating transactions:											
External customers	163,333	428,435	3,436,847	1,962,462	2,147,173	1,298,371	3,777,821	13,214,442	31,694	(15,461)	13,230,675
Intersegment	5,853	1,889	36,527	4,545	11,356	2,108	3,271	65,549	724	(66,273)	—
Total	169,186	430,324	3,473,374	1,967,007	2,158,529	1,300,479	3,781,092	13,279,991	32,418	(81,734)	13,230,675
Gross profit	30,954	30,095	49,932	106,553	122,829	50,139	239,227	629,729	12,144	2,049	643,922
Operating income(loss)	(10,076)	8,690	3,898	27,065	23,746	9,903	51,311	114,537	(29,701)	(16,647)	68,189
Net income(loss)	(20,290)	8,671	21,717	13,856	12,201	6,545	29,266	71,966	(9,502)	(2,146)	60,318
Segment assets	1,047,290	311,521	834,524	1,211,116	1,950,836	554,036	1,463,152	7,372,475	971,769	(197,982)	8,146,262
Depreciation and amortization	9,958	8,298	9,201	13,097	17,701	2,480	15,602	76,337	5,076	8,873	90,286
Capital expenditures for long-lived assets	15,938	1,016	8,070	11,671	64,530	10,253	16,211	127,689	8,498	10,513	146,700

1. The segment information has been prepared in accordance with accounting principles generally accepted in Japan (Japanese GAAP).
2. "Adjustment or Eliminations" includes certain adjustments and reclassifications (which have been incorporated in the accompanying consolidated financial statements) to conform with U.S. GAAP along with certain income and expense items that are not allocated to reportable operating segments and intersegment eliminations.
3. "Other"reperesents the Corporate Staff Section which primarily provide services and operational support to the companies and affiliates.
This column also includes certain revenue and expenses from business activities related to financing and human resource services that are not allocated to reportable operating segments. Unallocated corporate assets categorized in "Other" were Y 955,544 million (USD 8,098 million) and Y 971,769 million at March 31, 2003 and 2002 respectively, which consist primarily of cash, time deposits and securities for financial and investment activities.
4. Certain restatements and reclassifications for the year ended March 31, 2002 have been made to conform to the presentation for March 31, 2003. See Note 2 of "Basis of Consolidated Financial Statements".

Mitsubishi Corporation and subsidiaries
SEGMENT INFORMATION (US GAAP)
Years ended March 31, 2003 (unaudited) and 2002

【GEOGRAPHIC SEGMENT INFORMATION】

The companies' segment information by geographic areas at and for the years ended March 31, 2003 and 2002 is as follows:

Year ended March 31, 2003

	Millions of yen						
	Japan	North America	Europe	Asia, Oceania	Other areas	Eliminations or Unallocated	Consolidated
Operating transactions:							
External customers	11,424,676	638,811	422,684	691,381	151,169	–	13,328,721
Intersegment	422,455	543,268	86,083	233,510	53,715	(1,339,031)	–
Total	11,847,131	1,182,079	508,767	924,891	204,884	(1,339,031)	13,328,721
Operating expenses	11,832,021	1,177,002	498,397	861,889	197,010	(1,338,237)	13,228,082
Operating income	15,110	5,077	10,370	63,002	7,874	(794)	100,639
Segment assets	6,015,403	480,719	644,099	754,333	503,229	(299,846)	8,097,937

	Millions of U.S. dollars						
	Japan	North America	Europe	Asia, Oceania	Other areas	Eliminations or Unallocated	Consolidated
Operating transactions:							
External customers	96,819	5,414	3,582	5,859	1,281	–	112,955
Intersegment	3,580	4,604	730	1,979	455	(11,348)	–
Total	100,399	10,018	4,312	7,838	1,736	(11,348)	112,955
Operating expenses	100,271	9,975	4,224	7,304	1,669	(11,341)	112,102
Operating income	128	43	88	534	67	(7)	853
Segment assets	50,978	4,074	5,458	6,393	4,265	(2,541)	68,627

Year ended March 31, 2002

	Millions of yen						
	Japan	North America	Europe	Asia, Oceania	Other areas	Eliminations or Unallocated	Consolidated
Operating transactions:							
External customers	11,148,925	691,933	395,323	745,945	248,549	–	13,230,675
Intersegment	462,884	547,431	95,928	271,519	174,123	(1,551,885)	–
Total	11,611,809	1,239,364	491,251	1,017,464	422,672	(1,551,885)	13,230,675
Operating expenses	11,599,124	1,240,552	486,174	978,160	411,636	(1,553,160)	13,162,486
Operating income(loss)	12,685	(1,188)	5,077	39,304	11,036	1,275	68,189
Segment assets	5,846,906	599,261	769,174	706,394	558,428	(333,901)	8,146,262

1. The Geographic segment information is presented in accordance with Japanese Securities and Exchange Act.
2. The Geographic areas were classified by geographic proximity.
3. Main countries or areas included in each geographic segments;
   - North America ········ U.S.A., Canada
   - Europe ················ United Kingdom, Germany
   - Asia,Oceania ········· Hong Kong, Thailand, Australia
   - Other areas ··········· Central and South America, Africa
4. The amounts of unallocated common assets in the column of "Eliminations and Unallocated" were Y 712,774 million (USD 6,040 million) and Y 644,065 million as of March 31, 2003 and 2002, respectively, which consist of investments in and advances to affiliates.
5. Certain restatements and reclassifications for the year ended March 31, 2002 have been made to conform to the presentation for March 31, 2003. See Note 2. of "Basis of Consolidated Financial Statements".

Mitsubishi Corporation and subsidiaries

FAIR VALUE IMFORMATION OF INVESTMENTS (US GAAP)

as of March 31,2003 (unaudited) and 2002

Pursuant to SFAS NO.115, substantially all of the companies' marketable equity securities and debt securities, principally corporate bonds and commercial paper, were classified as available-for-sale or held-to-maturity securities, except for certain items categorized as trading securities. Fair value information regarding each category of the securities classified as trading, available-for-sale and held-to-maturity at March 31, 2003 and 2002, including securities of which certain of the companies are the beneficial owners under trust agreements with trust companies, is as follows.

March 31, 2003

	Millions of Yen			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Trading				44,565
Available-for-sale				
Equity securities	340,648	153,064	(10,407)	483,305
Debt securities	252,488	0	(3,430)	249,058
Held-to-maturity	168,439	902	(764)	168,577

March 31, 2002

	Millions of Yen			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Trading				36,204
Available-for-sale				
Equity securities	399,276	213,775	(31,403)	581,648
Debt securities	345,249	79	(1)	345,327
Held-to-maturity	245,129	6,012	(1,237)	249,904

March 31, 2003

	Millions of U.S.Dollars			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Trading				378
Available-for-sale				
Equity securities	2,887	1,297	(88)	4,096
Debt securities	2,139	0	(29)	2,110
Held-to-maturity	1,427	8	(6)	1,429

The changes in net unrealized holding gains and losses on trading securities that were included in earnings were losses of Y1,039 million (USD9 million), and gains of Y 120 million for the years ended March 31, 2003 and 2002, respectively.

"Other investments" include investments in non-traded and unaffiliated companies and non-current time deposits amounting to Y372,410 million(USD3,156million) and Y378,967 million at March 31, 2003 and 2002 respectively.

Note:Certain restatements and reclassifications for the year ended March 31, 2002 have been made to conform to the presentation for March 31, 2003. See Note 2. of "Basis of Consolidated Financial Statements".

[For Reference:Fair value of marketable securities regarding subsidiaries and affiliated companies held by the parent company]

(as of March 31, 2003)

	Millions of Yen			Millions of U.S.Dollars		
	Cost	Fair value	Difference	Cost	Fair value	Difference
Subsidiaries	12,592	76,159	63,567	107	646	539
Affiliated	44,358	100,193	55,835	376	849	473
Total	56,950	176,352	119,402	483	1,495	1,012



2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8580 Fax:+81-3-3210-8583
E-mail: ml.ir@mitsubishicorp.com

May 14, 2003
Our ref. No. PI 007

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Notice Concerning Stock Options (Subscription Rights)**
- **Notice of Resolutions Adopted at the Meeting of the Board of Directors**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Yoshihiro Kuroi
Deputy General Manager
Investor Relations Office

Translation of report filed with the Tokyo Stock Exchange on May 14, 2003

Notice Concerning Stock Options (Subscription Rights)

TOKYO, May 14, 2003......Mitsubishi Corporation wishes to serve notice that the Board of Directors today passed a resolution to propose the agenda of issuing subscription rights to directors, executive officers and senior vice presidents (hereinafter "Eligible Persons") for the purpose of granting stock options, to the ordinary General Meeting of Shareholders scheduled for June 27, 2003.

1. Purpose of Issuing Subscription Rights on Advantageous terms

Mitsubishi Corporation intends to issue subscription rights, as outlined below, to Eligible Persons to provide further incentive and motivation for improving the company's performance.

2. Matters Pertaining to the Issuance of Subscription Rights

(1) Class and Number of Shares to be Issued for the Purpose of Issuing Subscription Rights

Up to 1,269,000 shares of Mitsubishi Corporation's common stock

(2) Total Number of Subscription Rights to Be Issued

Up to 1,269.

The number of shares to be issued per subscription right (hereinafter "Number of Shares Granted") shall be 1,000.

(3) Issue Price of Subscription Rights

Issued in gratis.

(4) Total Payment Due Upon Exercise of Subscription Rights

The total payment due upon exercising subscription rights shall be determined by multiplying the price paid per share issued or transferred due to the exercise of subscription rights (hereinafter "Exercise Price") by the Number of Shares Granted.

The Exercise Price shall be the average of daily closing price, excluding non-trading days, of Mitsubishi Corporation's common stock ordinarily traded on the Tokyo Stock Exchange during the month prior to the issue date of the subscription rights (hereinafter "Issue Date"). Any fraction shall be rounded up to the nearest yen. If the Exercise Price falls below the closing price quoted on the Issue Date, the latter shall be deemed the Exercise Price.

(5) Exercise Period

From June 28, 2005 through June 27, 2013

(6) Other Conditions for Exercise of Subscription Rights

Subscription rights may not be partially exercised.

(7) Reasons and Conditions for Canceling Subscription Rights

Mitsubishi Corporation shall, at any time, be permitted to acquire, without compensation, and cancel subscription rights.

(8) Limitations on Transfer of Subscription Rights

The approval of the Board of Directors is required to transfer subscription rights.

(9) Adjustments to the Number of Shares Granted and Exercise Price

(1) In the event that Mitsubishi Corporation splits or consolidates its common stock, the Number of Shares Granted and Exercise Price shall be adjusted proportionately based on the stock split or consolidation ratio. Fractions of a share resulting from this adjustment shall be discarded, and fractions of a yen shall be rounded up to the nearest yen.

(2) When for unavoidable reasons it is necessary to adjust the Number of Shares Granted and Exercise Price, such as in the event that Mitsubishi Corporation reduces its capital, merges or is split up, Mitsubishi Corporation reserves the right to adjust the Number of Shares Granted and Exercise Price within reasonable limits.

(3) In the event that Mitsubishi Corporation issues new shares or redeem, retire or dispose of its own shares at a price below the market price (excluding subscription rights relating to treasury or warrant stock options and the exercise of subscription rights in accordance with the former Japanese Commercial Code), the Exercise Price shall be adjusted in accordance with the following formula. Fractions of a yen resulting from this adjustment shall be rounded up to the nearest yen.

$$\text{Adjusted Exercise price} = \text{Pre-adjustment Exercise price} \times \frac{\text{No. of shares already issued} + \dfrac{\text{No. of newly issued shares} \times \text{Paid-in price per new share}}{\text{Market price}}}{\text{No. of shares already issued} + \text{No. of newly issued shares}}$$

Note: In the above formula, "No. of Shares Already Issued" shall be defined as the number of shares of common stock issued and outstanding less the number of shares held in treasury. In the event that Mitsubishi Corporation redeem, retire or dispose of its own shares, "No. of Newly Issued Shares" shall be read as "Treasury Stock Retired."

3. Subscription Rights Agreement

The number of subscription rights allotted to Eligible Persons, the Issue Date, conditions in the event that an Eligible Person loses his/her position or dies, and other conditions connected with the allotment of subscription rights shall be stipulated in a subscription rights agreement signed by Mitsubishi Corporation and Eligible Persons based on resolutions of the General Meeting of Shareholders and Board of Directors.

Note: Subject to approval at the fiscal 2003 (year ended March 2003) ordinary General Meeting of Shareholders scheduled for June 27, 2003, the specific details of the issue and allotment of subscription rights shall be determined by a Board of Directors' meeting after the General Meeting of Shareholders.

# # #

 Mitsubishi Corporation

6-3, MARUNOUCHI 2-CHOME,
CHIYODA－KU,
TOKYO100-8086, JAPAN
TELEPHONE (03) 3210-2121

DATE : **May 14, 2003**

NOTICE OF RESOLUTIONS ADOPTED AT THE MEETING OF THE BOARD OF DIRECTORS

Please be informed that with regard to the ordinary general meeting of the shareholders to be convened in June 2003, the following matters have been resolved at the meeting of the Board of Directors held on May 14, 2003.

1. Date: June 27, 2003

2. Place: Shinagawa Mitsubishi Building, Company Conference Room (19th Floor), 16-3, Kounan 2-chome, Minato-ku, Tokyo

3. Agenda for the Meeting

Matters for Reporting

Report on the balance sheet as of March 31, 2003, statement of income for fiscal year 2003(from April 1, 2002 to March 31, 2003) and business report for same year

Matters for Resolution

1. To approve the proposed appropriations of retained earnings for fiscal year 2003

2. To amend in part the Articles of Incorporation

3. To authorize the purchases of its own shares

4. To elect ten Directors

5. To elect the Corporate Auditor

6. To grant the Stock Acquisition Rights as stock options

7. To grant remuneration to the retiring Directors and Corporate Auditor